UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        GEORGE FOREMAN ENTERPRISES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    55310J107
                       -----------------------------------
                                 (CUSIP Number)

                             Richard G. Thorpe, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                            Henry W. Oliver Building
                              535 Smithfield Street
                              Pittsburgh, PA 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP NO. 55310J107                                          Page 2 of 10 Pages


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             Page 3 of 10 Pages


                                  SCHEDULE 13D
                               (Amendment No. __)


CUSIP No. 55310J107

1.   NAME OF REPORTING PERSON George Foreman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
                                                            (b)  [ X ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION     United States Citizen

NUMBER OF        7.    SOLE VOTING POWER                           1,529,790
SHARES           ------------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER                           269,963
OWNED BY         ------------------------------------------------------------
EACH             9.    SOLE DISPOSITIVE POWER                      1,529,790
REPORTING        ------------------------------------------------------------
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      269,963
                 ------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         1,799,753
                 ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                 [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                35%
                                                                    ---------
14.  TYPE OF REPORTING PERSON       IN



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CUSIP NO. 55310J107                                          Page 4 of 10 Pages



                                  SCHEDULE 13D
                               (Amendment No. __)


CUSIP No. 55310J107

1.   NAME OF REPORTING PERSON George Foreman Productions, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) 74-2713432

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                               (b)  [ X ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                           OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 [    ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION     Nevada

NUMBER OF        7.    SOLE VOTING POWER                                    0
SHARES           -------------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER                          269,963
OWNED BY         -------------------------------------------------------------
EACH             9.    SOLE DISPOSITIVE POWER                               0
REPORTING        -------------------------------------------------------------
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       269,963
                 -------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON        269,963
                 -------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                    [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.5%
                                                                    ----------
14.  TYPE OF REPORTING PERSON   CO


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CUSIP NO. 55310J107                                          Page 5 of 10 Pages


Item 1.   Security and Issuer.

          This statement on Schedule 13D ("Schedule 13D") relates to the common stock, $0.01 par value ("Common Stock"), of George Foreman Enterprises, Inc. (formerly known as MM Companies, Inc.), a Delaware corporation (the "Issuer" or the "Company"). The Company's principal executive office is located at 100 N. Wilkes-Barre Blvd., 4th Floor, Wilkes-Barre, Pennsylvania. 18702.

Item 2.   Identity and Background.

          (a)-(c) This Schedule 13D is being filed by George Foreman and George Foreman Productions, Inc. ("GFP" and together with George Foreman, the "Reporting Persons"). GFP is a Nevada corporation and the address of its principal office is 4402 Walham Court, Kingwood, Texas 77345. GFP's principal business consists of the management of appearances, artistic and entertainment endeavors, licensing and other matters relating to George Foreman. George Foreman's address is 4402 Walham Court, Kingwood, Texas 77345. George Foreman is a former world heavyweight boxing champion, and his current businesses include product endorsements and licensing. George Foreman is the President, Secretary and Treasurer of GFP, the sole director of GFP and GFP's only executive officer. George Foreman is also Co-Chairman of the Company and a director of the Company.

          (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) George Foreman is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The limited liability company membership interests in George Foreman Ventures LLC, a Delaware limited liability company that is a majority owned subsidiary of the Issuer ("GFV LLC"), held by the Reporting Persons, which membership interests in the future will become exchangeable for Common Stock of the Issuer as described in this Schedule 13D, were acquired by the Reporting Persons for non-cash consideration consisting of the contribution of intellectual property of the Reporting Persons. (See Item 4.) Such contributed property was valued for purposes of the transaction at an aggregate of $2,153,846.

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CUSIP NO. 55310J107                                          Page 6 of 10 Pages


Item 4.   Purpose of Transaction.

          Pursuant to a series of agreements dated August 15, 2005, the Reporting Persons contributed exclusive rights to the future use of the intellectual property held by them to GFV LLC, as consideration for limited liability company membership interests (the "Membership Interests") representing, in the aggregate, a 50% interest in profits and losses from the traditional licensing business of GFV LLC and a 15% interest in profits and losses of all other businesses of GFV LLC (including any operating businesses that may be created). The Membership Interests of the Reporting Persons are exchangeable, on or after February 15, 2006, for 1,799,753 shares of Common Stock of the Issuer. The intellectual property contributed by the Reported Persons was conveyed pursuant to an Assignment Agreement dated August 15, 2005, which is Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference. GFV LLC is governed by an Amended and Restated Limited Liability Company Agreement, which is Exhibit 10.5 to this Schedule 13D and is incorporated herein by reference.

          Concurrently with this contribution and the issuance of Membership Interests, the Issuer authorized and issued shares of its Series A Preferred Stock, which stock entitles the holders thereof to designate two of the six directors of the Issuer. The issued shares of Series A Preferred Stock were issued to a trust established for the benefit of George E. Foreman, Jr. and George E. Foreman III, whose father is George Foreman. George E. Foreman, Jr. and George E. Foreman III are also the trustees of the trust, and are officers of GFV LLC. George Foreman and George E. Foreman, Jr. were elected by the trust to serve as its two designated directors of the Issuer immediately after the closing of the contribution and issuance described above.

          Pursuant to a Registration Rights Agreement entered into concurrently with the contribution and issuance of Membership Interests described herein, the Reporting Persons have been granted certain demand and piggyback registration rights, and have been granted the right to cause preferred securities of the Issuer with an aggregate liquidation preference of $1 million to be issued to them if a market capitalization target of $20 million for the Issuer is not achieved within three years of the closing of the transactions described herein. The Registration Rights Agreement is Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference.

          In connection with the foregoing, GFP entered into a Services Agreement with GFV LLC providing for the provision and performance by George Foreman of specified services to GFV LLC in connection with its exploitation of the contributed intellectual property. The Services Agreement is Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

          In addition to the foregoing agreements, the Reporting Persons are party to an Investor Rights Agreement committing them to vote any securities of the Issuer held by them in favor of the election as directors of the Company of the two persons designated by the persons who were serving as directors of the Company immediately prior to the closing of the transactions described herein, and in favor of two independent directors to be mutually agreed

CUSIP NO. 55310J107                                          Page 7 of 10 Pages


upon. The Investor Rights Agreement, and a related Agreement among the Reporting Persons, Jewelcor Management, Inc. and Seymour Holtzman (the CEO and a Co-Chairman of the Issuer and the President of Jewelcor Management, Inc.), also provide for certain transfer restrictions, first refusal and other rights described therein. The Investor Rights Agreement is Exhibit 10.4 to this
Schedule 13D and is incorporated herein by reference. The related Agreement among the Reporting Persons, Jewelcor Management, Inc. and Seymour Holtzman is
Exhibit 10.6 to this Schedule 13D and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          (a) By virtue of his Membership Interest in GFV LLC, George Foreman may be deemed to directly beneficially own the 1,529,790 shares of Common Stock into which such Membership Interest will become exchangeable. Because George Forman owns all of the outstanding securities of GFP, he may also be deemed to indirectly beneficially own all of the Common Stock which may be deemed to be directly beneficially owned by GFP. Accordingly, by virtue of GFP's Membership Interest in GFV LLC, George Foreman may be deemed to indirectly beneficially own the 269,963 shares of Common Stock into which such Membership Interest will become exchangeable. Consequently, George Foreman may be deemed to beneficially own a total of 1,799,753 shares of Common Stock. Based on 3,289,006 shares of Common Stock outstanding on August 12, 2005, as reported in the Issuer's quarterly report on Form 10-QSB for the quarter ended June 30, 2005, and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming all shares of Common Stock that George Forman may be deemed to beneficially owned are outstanding, George Foreman may be deemed to beneficially own approximately 35% of the outstanding Common Stock.

          By virtue of its Membership Interest in GFV LLC, GFP may be deemed to beneficially own the 269,963 shares of Common Stock into which such Membership Interest will become exchangeable. Based on 3,289,006 shares of Common Stock outstanding on August 12, 2005, and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming all shares of Common Stock that GFP may be deemed to beneficially owned are outstanding, GFP may be deemed to beneficially own approximately 7.5% of the outstanding Common Stock.

          (b) Upon the exchange of all of the Membership Interests owned by him and by GFP, George Foreman shall have sole voting and dispositive power over
1,529,790 shares of Common Stock and shared voting and dispositive power over 269,963 shares of Common Stock. Upon the exchange of all of its Membership Interests, GFP shall have shared voting and dispositive power over 269,963 shares of Common Stock.

          (c) See responses to Items 3 and 4 of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

CUSIP NO. 55310J107                                          Page 8 of 10 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See response to Item 4.

Item 7.   Material to be Filed as Exhibits.

            Exhibit No.                Description
            -----------                -----------

               10.1 Assignment Agreement dated August 15, 2005 among George Foreman Ventures LLC, George Foreman and George Foreman Productions, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.2 Services Agreement dated August 15, 2005 among George Foreman Ventures LLC and George Foreman Productions, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.3 Registration Rights Agreement dated August 15, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.4 Investor Rights Agreement dated August 15, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.5 Amended and Restated Limited Liability Company Agreement of George Foreman Ventures LLC dated August 15, 2005 (incorporated by reference to
                              Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.6 Agreement dated August 15, 2005 among George Foreman, George Foreman Productions, Inc., Jewelcor Management, Inc. and Seymour Holtzman (filed herewith).

               24.1           Power of Attorney (filed herewith).

               99.1 Joint Filing Agreement between George Foreman and George Foreman Productions, Inc. dated as of August 22, 2005 (filed herewith).


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CUSIP NO. 55310J107                                          Page 9 of 10 Pages


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 25, 2005


                             /s/ Richard G. Thorpe
                             ----------------------------------------
                             Richard G. Thorpe, Attorney-in-Fact for
                             George Foreman


                             GEORGE FOREMAN PRODUCTIONS, INC.


                             By: /s/ Richard G. Thorpe
                                --------------------------------------
                             Richard G. Thorpe, Attorney-in-Fact for
                             George Foreman, President, Secretary and Treasurer of George Foreman Productions, Inc.

CUSIP NO. 55310J107                                         Page 10 of 10 Pages



                                      Exhibit Index
                                      -------------

               10.1 Assignment Agreement dated August 15, 2005 among George Foreman Ventures LLC, George Foreman and George Foreman Productions, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.2 Services Agreement dated August 15, 2005 among George Foreman Ventures LLC and George Foreman Productions, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.3 Registration Rights Agreement dated August 15, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.4 Investor Rights Agreement dated August 15, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.5 Amended and Restated Limited Liability Company Agreement of George Foreman Ventures LLC dated August 15, 2005 (incorporated by reference to
                              Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed August 18, 2005).

               10.6 Agreement dated August 15, 2005 among George Foreman, George Foreman Productions, Inc., Jewelcor Management, Inc. and Seymour Holtzman (filed herewith).

               24.1           Power of Attorney (filed herewith).

               99.1 Joint Filing Agreement between George Foreman and George Foreman Productions, Inc. dated as of August 22, 2005 (filed herewith).